Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

San Pedro Garza Garcia, Mexico, July 16, 2008 – Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL” or “the Company”), a fixed-line integrated telecommunications company in Mexico, announced today that pursuing administrative efficiencies, certain of its subsidiaries will merge among themselves, pursuant to an agreement that the relevant subsidiaries have entered into with no impact in the operations of the Company or to shareholders, bondholders or any other stakeholder of AXTEL.

Impulsora e Inmobiliaria Regional, S.A. de C.V., Adequip, S.A. de C.V., Avantel Equipos, S.A. de C.V., Avantel Recursos, S.A. de C.V., Avantel Servicios, S.A. de C.V. and Avantel Telecomunicaciones, S.A. de C.V. will be merged with and into Servicios Axtel, S.A. de C.V., with the latter being the surviving entity.

The merger will become effective upon compliance with certain publication and registration requirements under Mexican Law, which is expected to occur during the following weeks.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 33 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTEL’s shares, represented by Ordinary Participation Certificates or CPOs, trade on the Mexican Stock Exchange under the symbol ‘AXTELCPO’, and are part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading on The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx

Forward-Looking Statements
This document contains certain forward-looking statements regarding the future events or the future financial performance of AXTEL that are made pursuant to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views with respect to future events or financial performance, and are based on management's current assumptions and information currently available and are not guarantees of the Company's future performance.  The timing of certain events and actual results could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors including, but not limited to those inherent to operating in a highly regulated industry, strong competition, commercial and financial execution, economic conditions, among others.